UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42286

ZJK Industrial Co., Ltd.

No.8, Jingqiang Road, 138 Industrial Zone,

Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

+86-0755-28341175

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 15, 2025, the board of directors (the “Board”) of ZJK Industrial Co., Ltd. (the “Company”) accepted Mr. Daniel Kelly Kennedy’s resignation as an independent director of the Company. Mr. Kennedy resigned for personal reasons and has no disagreement or dispute with the Company.

On the same day, the Board appointed Mr. Haofeng Gao as an independent director, the chairperson of the nominating and corporate governance committee, a member of the audit committee and a member of the compensation committee of the Board.

Mr. Haofeng Gao has acted as an attorney of Guangdong Tengsheng Law Firm since November 2021. He was a legal assistant of Guangdong Guohui Law firm from April 2021 to September 2021, and a notary of Jingjiang Notary Office from July 2018 to December 2020. Mr. Gao received his bachelor’s degree in constitutional law and administrative law from Hangzhou Dianzi University in 2015, and his master degree in law from Zhongnan University of Economic and Law in 2018.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZJK Industrial Co., Ltd.

Date: January 15, 2025	By:	/s/ Ning Ding
Ning Ding
Chief Executive Officer